[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                            Report on Amendment No. 6

Based on:                                       Article 27-25, Paragraph 1 of the Securities and Exchange
                                                Law

Filed with:                                     Director of Tokai Local Finance Bureau

Name (3):                                       Katsuaki Watanabe, President, Toyota Motor Corporation

Address or Location of Head Office (3):         1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty (4):           January 1, 2006

Filing Date:                                    February 2, 2006

Total Number of Submitter and Joint Holders     6
(persons):

Submitting Method (5):                          Jointly


I. Matters Regarding Issuing Company (6)

----------------------------------------------------------------------------------------------------------------
   Name of Issuing Company              JTEKT Corporation
----------------------------------------------------------------------------------------------------------------
   Company Code                         6473
----------------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
----------------------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya, Osaka
----------------------------------------------------------------------------------------------------------------
   Location of Head Office              5-8, Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka Prefecture
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Administration Department, Affiliated
   Person in Charge                     Companies Finance Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article 27-      Article 27-23,          Article 27-23,
                                          23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                              72,435,087.56                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                            -    H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                            -    I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M        72,435,087.56    N                  -    O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q        72,435,087.56
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        318,164,104
  (shares) (as of January 1,
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         22.77
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         25.13
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

--------------------------------------------------------------------------------------------------
       Date           Kind of Stock, Etc.         Number           Acquisition /        Unit
                                                                     Disposal           Price
--------------------------------------------------------------------------------------------------
  January 1, 2006    Shares of common stock       23,865,999.56    Acquisition         Merger
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            5,635,703
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                      -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    10,965,734
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         Acquisition by merger                23,865,999.56  shares
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          16,601,437
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location         Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Aoi Machine Industry Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          3-11, Takaitanaka 5-chome, Higashi-Osaka City, Osaka Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                November 25, 1943
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Sadao Onoyama
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture of motor vehicle parts
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Keiichi Ryugo, Manager, General Administration Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     06-6782-1271
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article 27-      Article 27-23,          Article 27-23,
                                          23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                     82,021                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                            -    H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                            -    I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M               82,021    N                  -    O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q               82,021
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        318,164,104
  (shares) (as of January 1,
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.02
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.02
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

-----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal        Unit Price
-----------------------------------------------------------------------------------------------------------------
                         Not applicable.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location         Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Hino Motors, Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1-1, Hinodai 3-chome, Hino-shi, Tokyo
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                May 1, 1942
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Shoji Kondo
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    The manufacture and sale of trucks and buses, and development, designing of products related thereto and offering of other services, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Taketo Nakane, General Manager, Finance & Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     042-586-5131
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article 27-      Article 27-23,          Article 27-23,
                                          23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                    530,887                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                            -    H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                            -    I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M              530,887    N                  -    O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q              530,887
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S          318,164,104
  (shares) (as of January 1,
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.17
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.27
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

-----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal        Unit Price
-----------------------------------------------------------------------------------------------------------------
                         Not applicable.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location         Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   4. Submitter (Bulk Holder)/4 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Daihatsu Motor Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                March 1, 1907
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Teruyuki Minoura
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    The manufacture, sale, leasing and repair of motor vehicles, industrial vehicles, other various vehicles, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Shinya Takeda, General Manager of Finance Accounting Department,
   Person in Charge                     Finance Accounting and Cost Management  Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     072-754-3063
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article 27-      Article 27-23,          Article 27-23,
                                          23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  15,550.36                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                            -    H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                            -    I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            15,550.36    N                  -    O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            15,550.36
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S          318,164,104
  (shares) (as of January 1,
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.00
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                               -
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

-----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal        Unit Price
-----------------------------------------------------------------------------------------------------------------
  January 1,          Shares of common stock       15,550.36             Acquisition            Merger
  2006
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location         Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   5. Submitter (Bulk Holder)/5 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Kanto Auto Works, Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          Tauraminato-cho, Yokosuka City, Kanagawa Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                April 25, 1946
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Zenji Yasuda
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale and repair of motor vehicles and other transportation machinery apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Takayuki Ogawa, General Manager, General Administration Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     046-862-2605
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article 27-      Article 27-23,          Article 27-23,
                                          23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  15,550.36                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                            -    H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                            -    I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            15,550.36    N                  -    O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            15,550.36
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S          318,164,104
  (shares) (as of January 1,
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.00
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                               -
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

-----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal        Unit Price
-----------------------------------------------------------------------------------------------------------------
  January 1,          Shares of common stock       15,550.36             Acquisition            Merger
  2006
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location         Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II. Matters Regarding Submitter

   6. Submitter (Bulk Holder)/6 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Auto Body Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          100, Kanayama, Ichiriyama-cho, Kariya City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 31, 1945
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Toshio Mizushima
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of auto bodies
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Hitoshi Yokoyama, General Manager, Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0566-36-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)

----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article 27-      Article 27-23,          Article 27-23,
                                          23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  98,451.92                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                            -    H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                            -    I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            98,451.92    N                  -    O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            98,451.92
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S          318,164,104
  (shares) (as of January 1,
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.03
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                               -
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

-----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal        Unit Price
-----------------------------------------------------------------------------------------------------------------
  January 1,          Shares of common stock       98,451.92             Acquisition            Merger
  2006
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY 1,000)            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                       Borrowing    (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Aoi Machine Industry Co., Ltd.
      Hino Motors, Ltd.
      Daihatsu Motor Co., Ltd.
      Kanto Auto Works, Ltd.
      Toyota Auto Body Co., Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                       Main Text of Article 27-      Article 27-23,          Article 27-23,
                                           23, Paragraph 3        Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               73,177,548.20                       -                       -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                    A                                            -    G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition     B                                            -    H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights  C                                            -    I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to         D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts    E                                                 K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject          F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)            M        73,177,548.20    N                  -    O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were   P                    -
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held          Q        73,177,548.20
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                          R                    -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares        S          318,164,104
  (shares) (as of January 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by                    23.00
  the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                       25.42
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------